January 21, 2025

Anatoly Dritschilo
Chief Executive Officer
Shuttle Pharmaceuticals Holdings, Inc.
401 Professional Drive, Suite 260
Gaithersburg, MD 20879

       Re: Shuttle Pharmaceuticals Holdings, Inc.
           Registration Statement on Form S-1
           Filed January 15, 2025
           File No. 333-284286
Dear Anatoly Dritschilo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Megan J. Penick, Esq.